EXHIBIT 99.1

Release: Immediate

CANADIAN PACIFIC CONTINUES TO SUCCESSFULLY EXECUTE ITS MULTI-YEAR
PLAN, DELIVERING RECORD OPERATING METRICS LEADING INTO FOURTH
CONSECUTIVE QUARTER

Electing All Seven Pershing Square Nominees Represents Risk and Disruption to
Company’s Success

Recommends Shareholders Vote for the Best 16 Directors on the White Universal
Proxy Today

CALGARY (AB) – May 9, 2012 - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today reported further improvements to the Company’s operating metrics during the month of April, 2012, which were driven by the continued successful and aggressive execution of CP’s Multi-Year Plan.  This Plan, unanimously endorsed by the Board, has been specifically designed to generate the best possible operational and financial results from CP's unique franchise.

CP Continues to Successfully Execute on its Value-Generating Multi-Year Plan;
Pershing Square, in Contrast, has No Plan

Leading into the fourth consecutive quarter, CP is continuing to deliver sustained operational improvements and record performance.  In April 2012, when compared to the prior year period, CP continued to drive operational improvements and reported the following operating metrics:

—	A 45 per cent improvement in car miles per car day to an all-time record;
—	A 23 per cent improvement in terminal dwell to an all-time record;
—	A 27 per cent improvement in active cars online; and
—	A 25 per cent improvement in train speed.

As evidenced by these strong operating metrics and all-time records, it is clear that CP has the right plan, the right management team and the right Board that is generating  substantial and sustained value for shareholders.  Significant change is underway at CP and the Company has a clear line of sight to further improvement.  The CP Board unanimously believes Pershing Square’s demand that the Company replace Fred Green with Hunter Harrison would delay and damage CP’s value-generating plan, and put the progress and momentum the Company has built at significant risk.

Pershing Square has admitted that its plan amounts to nothing more than replacing one CEO with another.  Furthermore, Pershing Square’s nominees have failed to provide any strategic or operational plan that would lead to an improved operating ratio (“OR”), much less achieve the unprecedented and unrealistic rate of OR reduction that Pershing Square has promised to shareholders.

CP Urges Shareholders Not to Forfeit Their Right to Choose The Best Possible
Board - Voting for All Seven Pershing Square Nominees Means Voting for Risk
and Disruption

Every vote is extremely important.  CP recommends that shareholders use the WHITE universal proxy to cast their votes in favour of the best 16 directors - including any of the Pershing Square nominees who have the skills and experience to serve shareholders’ best interests – and not to give Pershing Square seven seats on the Board.  Voting for any fewer than 16 nominees means that other shareholders, including Pershing Square, will select the remaining directors.

CP recommends that shareholders vote FOR the CP nominees by Internet or by signing, dating and returning the WHITE universal proxy.

Shareholders are encouraged to visit www.CPonTrack.com to access the Company's Management Proxy Circular and for more information about CP, the CP management team and its value-generating Multi-Year Plan.

Shareholders with any questions about the information contained in this document or require assistance in completing the WHITE universal proxy, please contact CP’s proxy solicitation agents:

TOLL FREE - 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	TOLL FREE 1-800-322-2885 or (212) 929-5500 (Call Collect)
email: askus@georgeson.com	email: proxy@mackenziepartners.com

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies.  This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance.  Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information.  Forward-looking information is not a guarantee of future performance.  By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.  Readers are cautioned not to place undue reliance on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP.  Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com for a copy of CP’s Management Proxy Circular and see how Canadian Pacific is further driving shareholder value.

Contacts:

Media
Ed Greenberg
Tel.:  612-849-4717
24/7 Media Pager: 855-242-3674
email: Ed_greenberg@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-3591
email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Tim Lynch / Jed Repko
Tel.: 212-355-4449